EXHIBIT A

The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2024 of Common Stock of Graybar Electric Company, Inc., and agree that Amendment No. 18 to the Schedule 13G, to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

/S/ DAVID A. BENDER	/S/ RICHARD H. HARVEY
David A. Bender	Richard H. Harvey

/S/ WILLIAM P. MANSFIELD	/S/ KATHLEEN M. MAZZARELLA
William P. Mansfield	Kathleen M. Mazzarella